

June 29, 2015

Via E-mail
Ms. Lorraine L. Ritter
Chief Financial and Accounting Officer
CNX Coal Resources LP
1000 CONSOL Energy Drive
Canonsburg, PA 15317

> **Re:** **CNX Coal Resources LP**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed June 26, 2015**
> **File No. 333-203165**

Dear Ms. Ritter:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note throughout the prospectus that you refer to "committed and priced" contracts. Please revise throughout your prospectus to include clarifying disclosure regarding the forecasted rather than fixed nature of the subject prices. In this regard, we note the clarifying disclosure added to the table and table references on pages 100-101.

2. We note in the concurrent private placement that the amount of the private placement is dependent upon your initial public offering, which may be reduced to 5 million shares. Revise your prospectus where appropriate to reflect the potential changes in the amounts being sold between the private placement and the public offering. For instance, as non-exclusive examples, please revise your beneficial ownership table to reflect Greenlight Capital's ownership percentage at the maximum contemplated by the Common Unit

Purchase Agreement and address any changes that may occur in dilution. If there will be no change to the dilution section, so state.

Prospectus Summary, page 1

3. We note your statement on page six that you have developed your customer base to include "power plants that are positioned to continue operating for the foreseeable future." Please revise to provide additional details regarding this statement, including identifying the power plants referenced and explaining how they are positioned to continue operations in the future.

Industry, page 117

4. We note your source information was derived from the 2014 BP Statistical Review of World Energy for your World energy consumption on this page and elsewhere in your filing. Please revise your filing, both the charts and any related narrative to use the 2015 Statistical Review of World Energy, or explain why this update is not appropriate.

5. Please provide the month and date of the industry and consultant information presented in this section and update the information if required under Rule 408 of Regulation C.

Coal Consumption and Demand, page 120

6. We note your statements regarding the anticipated seaborne thermal and metallurgical coal markets attributable to Wood Mackenzie. Please confirm, if true, that the statements included in your prospectus continue to reflect the current views of Wood Mackenzie. If appropriate, please revise your disclosure. In this regard, we note the Wood Mackenzie website which reports, for 2014, a "large fall in [global] demand" and an unexpected drop in China's imports. See http://public.woodmac.com/public/views/global-coal-future. In addition, please add disclosure regarding the decline in the global coal market, addressing and quantifying principal factors for this decline, such as the reduction in China's imports and excess supplies. Further, please add summary disclosure of historical international coal prices that quantifies the current weakness in international prices.

U.S. Coal Consumption, page 121

7. We note your source information from the U.S. Energy Information Administration's (EIA) 2014 Annual Energy Outlook (AEO) for your coal consumption chart found on this page and elsewhere in your filing. Please revise your filing, both the chart and related narrative, to use the 2015 Annual Energy Outlook and 2015 Annual Coal Report from the EIA, or explain why this update is not appropriate.

<u>United States Coal Production, page 128</u>

8. Please confirm, if true, that the forecasted coal production information continues to reflect the current views of Wood Mackenzie. If appropriate, please revise your disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Mining Engineer, at (202) 551-3718, if you have questions regarding engineering comments. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Brett E. Braden, Esq.
   Latham & Watkins LLP